Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ANNOUNCES RECEIPT OF NASDAQ NOTICES OF DEFICIENCY

ALEXANDRIA, VA, JANUARY 27, 2016 – MOKO SOCIAL MEDIA LIMITED (NASDAQ: MOKO) today announced that it received two letters from The Nasdaq Stock Market on January 25, 2016 indicating that as a result of the Company’s failure to have a minimum (i) Market Value of Publicly Held Shares (“Public Float”) of $15,000,000, the Company is not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 5450(b)(2)(C), and (ii) bid price of $1.00 (“Bid Price”) per American Depositary Share (“ADS”), the Company is not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 5450(a)(1).

The Company is required to regain compliance with the Public Float and Bid Price requirements not later than July 25, 2016, otherwise its ADSs will be subject to delisting from NASDAQ.

MOKO’s management is reviewing various options available to the Company, including regaining compliance and continued listing on The Nasdaq Global Market and applying for a transfer to The Nasdaq Capital Market. If at any time during this grace period the Company’s Public Float exceeds $15,000,000 or its Bid Price exceeds $1 per ADS, in each case for a minimum of ten consecutive trading days, Nasdaq will provide the Company with a written confirmation of compliance with the applicable listing standard.

In October 2015, the Company announced its deision to focus on its products targeting the high school and college student market. This was made on the basis that the U.S. student audience is among the most valuabel to brands and advertisers and provides the best potential for future monetization. Good progress is being made with our new strategy and we are hopeful of providing further positive updates to the market between now and the end of the current college year.

The matters outlined above in relation to the Nasdaq Listing Rules have no impact on the Company’s listing on the Australian Stock Exchange.

Corporate Communications Contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading US college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the US grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,000 US colleges, representing approximately 50% of the US college population, and to over 4,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.